Filed by IAC/InterActiveCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo Holdings, Inc.

Vimeo, Inc.

Registration No. 333-251656

Date: February 4, 2021

The following are excerpts from the transcript of IAC/InterActiveCorp’s fourth quarter earnings call, held on February 4, 2021.

[. . .]

Eric James Sheridan – UBS Investment Bank, Research Division – MD and Equity Research Internet Analyst

Maybe 2 questions, if I can. Joey, for you, maybe you can help to explain why a spin-off of Vimeo was the right choice in entirety for both Vimeo and IAC. And maybe lay out some of your views about how you plan on repositioning IAC ex Vimeo on the equity side for the long-term on the other side of the spin.

And maybe, Anjali, if I could sneak maybe one in for you. Obviously, a super interesting year for Vimeo on the demand side. How should we be thinking about you aligning investments in product innovation against what you learned in 2020 against what you’re trying to do on sort of a 5-year view and grow Vimeo as a platform?

Joseph M. Levin – IAC/InterActiveCorp – CEO & Director

Sure. On the IPO, full spin versus partial spin, so you saw we raised capital in the private markets for Vimeo. I think that’s all the capital that Vimeo needs for a while. And that was quick and easy and no real distraction for the team. And getting that done in that way, I think, was — allowed us to do what’s important, which is focus on growing the business and Anjali and team to focus on things like product and sales and marketing and not the fundraising side or the capital market side. And that got done the sort of function of an IPO or raising capital.

Then as it relates to partial versus entirely, what we wanted to do was get Vimeo out there on its own, to have its own currency, to be unfettered, to be a clean, clear story on its own. And a complete spin is what accomplishes that. At any given point — we get this question a lot of, well, are you — is now the time on account of value or is now the time on account of a lack of value, or things like that.

What the focus for us is getting the business out to be clean and clear and operating the best unfettered. And we think right now that Vimeo can do that, can stand on its own, can stand well on its own. And there’s no reason to hold back a piece at IAC, and IAC shareholders, of course, participate in all that regardless in a very clean way.

The next question, important one, of course, what’s next for IAC. We — anytime where we’ve done a spin, and we’ve been through a few of these, the immediate next question is, okay, what’s next. And every time also it’s a little bit of, I don’t see a lot of what’s left in the cupboard there. And even that was as recently as the Match spin and people not quite seeing the Vimeo story as clearly as we saw it or as amazing as it’s played out, meaning even surprised us.

We’ve got a great collection of businesses right now at IAC ex Vimeo. ANGI, you’re all quite familiar with, is just a huge business in a huge category with a huge leadership position. And we’ve got a lot we’re doing on the product side that we’re very excited about to open up more of the market.

Dotdash is starting to really come out of its shell and growing 33% last quarter and being a real business with real moats, we think, in the publishing category, which is something that previously didn’t — I didn’t think was possible, or in recent history a lot of people didn’t think was possible.

We’ve got Care, which is relatively new for us, but we think can be a huge marketplace in a huge $30 billion, $40 billion category. And I think there’s ways to expand that category to the hundreds of billions. And again, a huge leadership position; nobody really close there.

And we’ve also got, as you know, and we get this question a lot, but a large amount of cash, nearly $3 billion of cash, that we’re going to put to work. And we’re going to put that to work with no rush, no urgency to buy things, no urgency to buy things in any particular market. But generally, with the same priorities we always have, which is, first, the businesses that we know, that we own, are going to be the first priority on capital because we can have a real fundamental advantage in acquiring something. And I think that applies both to new businesses in our existing categories and to share repurchases. Obviously, we understand our own business — hopefully, we understand our own business pretty well. And then looking for new categories, and I think generally strong preference for control positions. We do have a couple recent examples that have worked out in minority positions. But generally we’re going to be focused on control positions. And hopefully, we’ll enter a few new categories and likely on the earlier side of things, but we’ll see. We’ve got a pretty good stable of the whole range, meaning we’ve got early-stage businesses in NurseFly and Bluecrew that we’re really excited about right now. And we’ve got later-stage businesses in ANGI and Dotdash that we’re really excited about, and all of those I think if we’ve got them in the portfolio right now it’s because we believe they have real potential.

Anjali Sud – Vimeo, Inc. – CEO

Hi Eric. So to your question about incremental investments and product innovation at Vimeo over the next few years. The thing that we’ve learned since the pandemic is just how much bigger the market opportunity is than what we thought. And we really believe our TAM is every professional, every team, every organization in the world who now needs to use video to reach their customers and employees. And we’ve had so many organizations and businesses knocking on our door in recent months asking to use video in ways that we don’t yet have the product for. So it’s an early market. I think product innovation is where we will be focusing our long-term investments.

And some of the things that we’re trying to do is we want to be the single corporate video solution for any organization of any size to share content internally and externally. We have a great position now in certain parts of that. We can power town halls and trainings, but there’s so many other ways that video is proliferating throughout organizations. And everything from sharing product demos and creative walk-throughs, to rethinking how webinars work, to making every interaction with video more engaging. And so we see lots of opportunity, and you’ll see both our near-term and our long-term investments really designed to solve these needs.

We’ll also be investing in areas like sales and marketing, on the sales side in the near term, expanding our sales force, both domestically and outside the U.S. We see a big opportunity to increase our marketing spend, particularly on mobile where we have an opportunity. We’ve been historically very web-focused. And you’ll also see us do things like diversify our acquisition channels by investing in areas like partnerships and in our free products.

So it’s an early market. I think we have a great head start with a leading all-in-one software solution. But we want to turn that head start into a definitive lead, and we’re excited with the capital and the focus to do that.

[. . .]

Brent John Thill – Jefferies LLC, Research Division – Equity Analyst

For Anjali, if you could talk through the confidence in the Vimeo trends, that they’re not temporary? And how you’re anticipating a post-pandemic recovery?

Anjali Sud – Vimeo, Inc. – CEO

Sure. Look, we’re obviously watching the demand trends carefully, and they are holding. Our sales pipeline is strong. January was the strongest we’ve seen, even stronger than the peak of the pandemic in March. Our days to close on our sales cycle have stayed short. And on the self-serve side, our highest tiers are growing over 200% year-on-year in bookings. So certainly from a demand perspective, no signs of a slowdown.

But the bigger thing that we see is the use cases and our customers using video in ways that we would expect, [doing more] and in ways that are helping them drive better outcomes for their business. And there, we see it very clearly. You’ve got companies like Starbucks and Lowe’s training their store associates using video, or Nike training their retail partners like Foot Locker in Europe. And when you see those organizations be able to reach their associates in ways that are more engaging, more scalable, at a fraction of the cost, you don’t see them going away from that.

Same with fitness studios, performing arts venues, cultural institutions, they’re finding that they can access larger audiences than they ever could before, in some cases, 10x-ing the number of audience that they have. And so we just don’t see a rationale for why they would go back from that.

And you see small businesses who are able to get higher clicks, more customers from using video than image or text. And by the way, that’s in an environment where a lot of small businesses are shut down, and many more, hopefully, after the pandemic will come back. So it gives us a lot of confidence that video is going to settle, we don’t know exactly where from a demand perspective, but certainly at an elevated level than what we saw pre-COVID.

What that means for our growth trajectory, also hard to predict. Before the pandemic, we have said we expected to grow between 20% and 30% in terms of revenue. Obviously, if you look at the monthly metrics, that no longer applies as a range. How much higher than that is what is hard to predict. But again, certainly expect to be growing faster than we anticipated before the pandemic started.

Glenn Howard Schiffman – IAC/InterActiveCorp – CFO & Executive VP

The revenue recognition dynamics of this business, as you know, the SaaS-based subscription business, that deceleration from where we are today of north of 50% to the north of 30%, that will be staged in over the next few quarters. It will probably bottom out in the fourth quarter, maybe will come close to the 30% in the fourth quarter of this year. And then we do expect — given all the product work we’re doing, given all the investments we’re doing across Vimeo, we do expect to, again, accelerate from there into 2022.

[. . .]

Ross Adam Sandler – Barclays Bank PLC, Research Division – MD of Americas Equity Research & Senior Internet Analyst

Just one for Glenn and then one for Anjali. So Glenn, yes, nothing more exciting for an IAC enthusiast than reading 487-page spin document. So thanks for dropping that during earnings season, by the way.

But a question on the spin mechanics. So it looks like IAC will get — 88% of Vimeo will be spun out. There’s a $6 billion post-money valuation right now or about 161 million shares, so about 1.6 or thereabouts Vimeo shares for each IAC share. Is that correct in terms of the ratio? And then what’s the mechanics from here in terms of the time line?

And then the second question for Anjali. I thought one of the more interesting data points was that 25% of Vimeo revenue comes from subs that you up-sell to a higher tier, a higher price tier. So can you talk about how you’re working to convert more of that 200 million free users into the 1.5 million pay? And then within that 1.5 million, how you move them up? That would be great.

Glenn Howard Schiffman – IAC/InterActiveCorp – CFO & Executive VP

Let me knock out the first one. Ross, that’s impressive. But there’s another 150 pages. I believe it was a 620- or 630-page document.

But no, in terms of timing of process from here, yes, we refiled the S-4 earlier this week. We — as we respond to SEC comments, we’ll probably refile it again in the next week or 2 when we’ll drop in the year-end financials for Vimeo and IAC. And then hopefully we’ll navigate through the SEC process throughout the month of February. That should tee us up for mailing to shareholders in March and then have a shareholder vote potentially the end of March, early April. And then hope to effect the spin sometime in April, worst case early May. So early second quarter is the timing.

You — as I said, it was a great read of the document. We do own — after the 2 capital raises, we do own 88% of Vimeo. We have about 146 million shares of Vimeo, 86 million shares of IAC. So the spin ratio will be 1.6 based on these current estimates. Obviously, that could evolve. So every shareholder of IAC will get 1.6 shares of Vimeo, again based on the current numbers and the current calculations. And then based on the $6 billion post-money valuation that Vimeo last raised capital at, that obviously is a $35 stock price for Vimeo.

Anjali Sud – Vimeo, Inc. – CEO

Ross, on your question about upselling our free base, our free users into paid customers, we see a huge opportunity to do that. And a lot of our product investment is designed to unlock that.

So a couple of things that we see. So today, I think about 60% of our paying subscribers start as free first, and then about 60% of our enterprise customers come from that free or self-serve base. So already, you kind of have a freemium model. But if you actually look at what you can do for free on Vimeo using video, we see an opportunity to get every one of those free users to be creating content.

So one of the things we’ve done is we’ve launched our Vimeo Create app and are offering a version of that for free to our user base. We recently launched a screen recorder tool called Vimeo Record that’s also free for our user base. And this is a way in which we’re looking to really drive sort of bottoms-up, product-led growth by having employees, small businesses just creating content, which is usually the biggest barrier to getting people to use video. And then from there, expanding to branding and customization, then upselling to a higher tier. Or security, if you want to put your content in a secure portal. Or expanding team size, that’s a big opportunity. You’ll see us do a lot to really be a sort of per-seat or team-driven model in the future.

So we’ve got quite a few levers to kind of move that base. And if you just look at that base itself, nearly 70% of Fortune 500 companies have an account on Vimeo, and we have less than 4,000 enterprise customers today. So just huge opportunity, and we think the biggest unlock will be product and having the right mechanisms to both get people creating content for free and then the reasons to upgrade.

[. . .]

John Ryan Blackledge – Cowen and Company, LLC, Research Division – Head of Internet Research, MD & Senior Research Analyst

Great. So 2 questions, 1 on Vimeo subs. Just curious what the mix of new subs was in 2020 business versus creative pros? And any color on the overall sub mix ending 2020, again, business versus creative pros? And then within business, the mix of Enterprise versus SMBs, which I think Anjali just referenced Enterprise subs, and how that could trend in 2021.

[. . .]

Anjali Sud – Vimeo, Inc. – CEO

On the Vimeo sub question, the vast majority of our new subscribers in 2020 are businesses. Within that, there’s a good mix of smaller businesses, all the way up to large organizations. But we very clearly — I think every year, we’ve kind of seen that mix shift away from pros towards businesses. That has certainly continued and, in some ways, accelerated since the pandemic and we expect that trend to continue.

And then in terms of Enterprise versus SMBs, our sub volume is much, much heavier towards the small business. And we don’t — if you look at our customers today, we don’t have — on the Enterprise side, which is — this is anyone who our sales team has spoken to, that’s around 4,000 customers.

But again, if you look at the actual users in the base, a lot of free and self-serve customers are large organizations. And the way we're sort of thinking about it is how do we -- if we have one user or buyer within an organization using our tools, how do we actually expand from there in a very seamless way so that other departments, other buyers and other teams can discover our products and use them. And so what you'll see on the Enterprise side is both trying to land new customers within our existing base and through our sales team, but then also trying to expand within each organization so that Vimeo's share, if you will, of how they're using video across that organization increases.

[. . .]

Jason Stuart Helfstein – Oppenheimer & Co. Inc., Research Division – MD & Senior Internet Analyst

Yes. Two questions. First for Anjali. Maybe talk a bit about the behavior of your cohort. So when you think about your 2019 cohorts, the way they act in 2020, what drove the increase in the value of those cohorts when you think about what they did, any pricing changes you made, the way you were able to drive usage?

[. . .]

Anjali Sud – Vimeo, Inc. – CEO

So on the Vimeo cohort behavior, we’re seeing 2 trends. One, our existing customers from prior cohorts are paying us more today than they were before, so our net revenue retention on Enterprise has been increasing for 7 consecutive quarters. And that’s coming from the investment we’re making in the products, expanding the use cases and sort of optimizing our sales motion.

And then we also see that new cohorts in general are paying us more than — in 2020 than the new cohorts were in ’19 and ’18 and that’s because we are seeing greater demand for our higher priced offerings, areas like livestream. And as we shift the mix of our subscribers, more businesses looking for advanced marketing tools, that’s analytics, customization, we just see that there is more desire to pay, willingness to pay for those features. And that’s why even on the self-serve side, our 2 fastest-growing plans are our 2 highest-priced ones.

And then the other piece, of course, is just general retention and product engagement. There — we’ve been watching this very closely since the pandemic began and we see no indication of deterioration in retention. Product engagement has been holding really strong. And in some areas, like livestreaming, has been higher among recent cohorts.

And so it generally looks like a very solid, healthy cohort behavior. And there’s also tons of room for us to go. And this is where we look at, again, the use cases we serve right now. We have so many customers asking to use Vimeo and video in a bunch of other ways. And the quicker we can get some of the things that we’re working on and our road map out into the market, the quicker we’ll be able to expand that net revenue retention even further.

[. . .]

Ygal Arounian – Wedbush Securities Inc., Research Division – Research Analyst

One question for Anjali and one for Joey. On Vimeo, Anjali, you touched on it a little bit on the e-commerce side. You guys have partnerships with Shopify, with GoDaddy. We’ve been hearing more and more about livestreaming opportunities for direct-to-consumer companies around selling products. Can you talk about the opportunity there around e-commerce a little bit more specifically?

[. . .]

Anjali Sud – Vimeo, Inc. – CEO

So for maybe on the partnership side, we really think of partnerships as an acquisition channel and also a way to open up our market by exposing more businesses to the power of video on the platforms that they’re on. And so yes, we’ve announced native integrations or partnerships with GoDaddy, Shopify. I think more recently, MailChimp and HubSpot were the latest 2. We’ve got others coming. We are investing in partnerships. And really, the key, the model that we’re looking to scale here is natively integrating parts of our capabilities directly into these platforms and then having the ability for those customers to have a direct relationship with Vimeo when they want to do more. And we are seeing, I think, promising signs there, though it is still early, and definitely a growth area for us.

Within that, there’s a couple of different buckets. There’s live. There’s website builders. There’s marketing, CRM software companies and then there’s e-commerce, for sure. And truthfully, we’re looking at all of them as really interesting areas to go into. E-commerce, for sure, is one of the use cases. We are seeing traction. Our Shopify app is getting really great reviews, great engagement. And there what we are allowing an e-commerce store owner to do is just very quickly, automatically generate videos for their product detail pages just using the existing content that’s on those pages and then the ability to edit and customize from there.

So I think you’ll see us do more in e-commerce, for sure, in helping businesses use video to sell their products, increase their conversion rates, et cetera. But it’s not — that’s one of the use cases across video that we’re focused on, and our partnership strategy is broader.

[. . .]

Youssef Houssaini Squali – Truist Securities, Inc., Research Division – MD & Senior Analyst

[. . .]

And then on the — and maybe one quick question for Anjali. The team has — and you’ve touched a little bit on that earlier, but I want to dig a little deeper. The team has historically talked about the Vimeo opportunity as a 20% to 30% grower over time with about a 20%-plus segment EBITDA margins over time. As you become independent, as you go out and address your own set of investors, what is the message, I guess, as a SaaS company — a lot of SaaS companies talk about rule of 30, rule of 40 or rule of 50, which is your growth rate plus your operating margin or EBITDA margin. Can you just speak to how you look at it? And how will you guide basically once you have an opportunity to do so?

[. . .]

Anjali Sud – Vimeo, Inc. – CEO

Look, I think we think about the business like any SaaS company would. We were — Vimeo was a rule of 40 SaaS business in 2020. We were a rule of 50 SaaS business in Q4. Hard to say what near-term 2021 will look like as we lap the pandemic. But in terms of long-term growth on top line, as I said, our original range of 20% to 30%, we think is conservative. It’s hard to say how much higher we’ll be above that, but we certainly think we’ll be better off than we were prepandemic.

And then on margins, long term, I think we’ve said around 20%. Do we think we can do better than that? Yes. Is there a goal in the near term to be profitable right now? No, we don’t see any reason to do that. We’re investing in growth. And we are focused on our unit economics. LTV to CAC is strong right now. We are increasing gross margins. We’ve crossed 70% and think there’s room from there.

So we’ll keep focusing on improving margins and keeping our unit economics solid. But otherwise, early market, lots of opportunity for growth, and it’s all going to come down to building the right products for our customers.

Glenn Howard Schiffman – IAC/InterActiveCorp – CFO & Executive VP

Youssef, and the one other thing I’d add, as people think about Vimeo, I’d also focus on the free cash flow. Because despite the investment year we’re having this year at Vimeo and the investment year — I’m sorry, the investment year we had in 2020 and the investment year we’re going to have in 2021, as you’ll see in the S-4, we still generated over $30 million of free cash flow. And that’s not — given the revenue recognition dynamics, given our bookings, that number is not going down. So I think that’s an interesting way for people to think about calibrating the EBITDA and the throughput with the revenue growth.

[. . .]

Cautionary Statement Regarding Forward-Looking Information

This communication may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. This document may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: IAC/InteractiveCorp’s (“IAC’s”) future financial performance, business prospects and strategy, including the possibility of separating Vimeo, Inc. (“Vimeo”) from IAC, anticipated trends and prospects in the industries in which IAC’s businesses operate and other similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others: the impact of the COVID-19 outbreak on our businesses, the risks inherent in separating Vimeo from IAC, the risks that such separation will not be completed, on the anticipated timing or at all, or that if completed, that the anticipated benefits from the separation will not be realized, our continued ability to successfully market, distribute and monetize our products and services through search engines, digital app stores and social media platforms, our ability to market our products and services in a successful and cost-effective manner, the continued display of links to websites offering our products and services in a prominent manner in search results, changes in our relationship with (or policies implemented by) Google, our ability to compete, the failure or delay of the markets and industries in which our businesses operate to migrate online, adverse economic events or trends (particularly those that adversely impact consumer confidence and spending behavior), either generally and/or in any of the markets in which our businesses operate, our ability to build, maintain and/or enhance our various brands, our ability to develop and monetize versions of our products and services for mobile and other digital devices, our ability to establish and maintain relationships with quality service professionals and caregivers, our continued ability to communicate with users and consumers via e-mail (or other sufficient means), our ability to access, collect and use personal data about our users and subscribers, our ability to successfully offset increasing digital app store fees, our ability to protect our systems from cyberattacks and to protect personal and confidential user information, the occurrence of data security breaches, fraud and/or additional regulation involving or impacting credit card payments, the integrity, quality, scalability and redundancy of our systems, technology and infrastructure (and those of third parties with whom we do business), changes in key personnel, our ability to service our outstanding indebtedness and interest rate risk, dilution with respect to our investment in ANGI Homeservices, foreign exchange currency rate fluctuations, operational and financial risks relating to acquisitions and our continued ability to identify suitable acquisition candidates, our ability to operate in (and expand into) international markets successfully, regulatory changes, our ability to adequately protect our intellectual property rights and not infringe the intellectual property rights of third parties and the possibility that our historical consolidated and combined results may not be indicative of our future results. Certain of these and other risks and uncertainties are discussed in IAC’s filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect IAC's business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of IAC’s management as of the date of this letter. IAC does not undertake to update these forward-looking statements.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed separation of Vimeo from the remaining businesses of IAC through the spin-off (the "Spin-off") of Vimeo Holdings, Inc., a new Vimeo holding company (“Holdings”), and a merger of Vimeo with a subsidiary of Holdings (the "Merger"). In connection with the Spin-off and the Merger, IAC and Holdings intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), and have filed a joint registration statement on Form S-4 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo. The information in the preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. IAC will deliver the definitive proxy statement and Vimeo will deliver the definitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for any proxy statement, consent solicitation statement or any other document that may be filed with the SEC in connection with the Spin-off or the Merger.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC's website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo, Holdings and IAC's directors and executive officers may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo's stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC's directors and executive officers is available in the joint registration statement on Amendment No. 1 to Form S-4 which was filed with the SEC by IAC and Holdings on February 2, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents filed with the SEC when they become available.